EXHIBIT 99.1

News for Immediate Release

Electrovaya to Present at Craig Hallum and Roth Capital Investor Conferences

Toronto, ON / May 28, 2024 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announces that Electrovaya's Executive Management will be presenting at the following upcoming investor conferences:

•	Event: 21st Annual Craig-Hallum Institutional Investor Conference
•	Date: May 29, 2024
•	Location: Minneapolis, MN, USA
•	Format: Presentation and 1x1 Meetings

For more information on the 21st Annual Craig-Hallum Institutional Investor Conference, or to schedule a one-on-one meeting with Electrovaya’s management, please contact your Craig-Hallum representative.

•	Event: 10th Annual ROTH London Conference
•	Date: June 25-27, 2024
•	Location: London, UK
•	Format: Presentation and 1x1 Meetings

For more information on the 10th Annual ROTH London Conference, or to schedule a one-on-one meeting with Electrovaya’s management, please contact your ROTH representative.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.